PETER J. MILLONES Executive Vice President, General Counsel 203-299-8398 Peter.millones@priceline.com * Admitted in New York Only

January 31, 2012

Cecilia D. Blye

Office of Global Security Risk
Division of Corporation Finance

United States Securities and Exchange Commission
100 F Street N.E.

Washington, D.C. 20549

Re:	priceline.com Incorporated
Form 10-K for the year ended December 31, 2010
Filed February 25, 2011
File No. 0-25581

Dear Ms. Blye:

On behalf of priceline.com Incorporated (“The Priceline Group”), I am responding to your letter addressed to Jeffery H. Boyd, Chief Executive Officer of The Priceline Group, dated November 30, 2011, relating to The Priceline Group’s Form 10-K for the year ended December 31, 2010.

For your convenience, I have included your comments in this response letter and keyed The Priceline Group’s responses accordingly.  As requested by the Staff, The Priceline Group’s response below covers the period from January 1, 2009 through December 31, 2011 (the “Response Period”) and pertains to the Priceline Group Companies as of the date on which they were acquired by The Priceline Group.

Background:

The Priceline Group (Nasdaq: PCLN) is a leader in global online hotel reservations, with over 200,000 participating hotels worldwide.  The group is composed of four primary websites — Booking.com, priceline.com, Agoda.com and TravelJigsaw (collectively, the “Priceline Group Companies”).

Booking.com, which is located in Amsterdam, the Netherlands offers hotel reservation services with over 180,000 hotels in over 99 countries and in 41 languages.  Priceline.com, which is located in

January 31, 2012

Norwalk, Connecticut, offers airline tickets, hotel rooms, rental cars, vacation packages and cruises to primarily U.S.-based customers.  Agoda.com, which is located in Bangkok, Thailand, is an Asia-based online hotel reservation service that is available in 37 languages.  TravelJigsaw, which is located in Manchester, England is a multinational car hire service, offering its reservation services in over 4,000 locations primarily through its brands and websites, www.carhire3000.com and www.rentalcars.com. The Priceline Group acquired TravelJigsaw during the Response Period on May 18, 2010.

COMMENT ONE:

We note from pages 3 and 6 that you offer car rental reservation services through TravelJigsaw Limited for countries in the Caribbean, Africa, and the Middle East, regions generally understood to include Cuba, Sudan, Syria, and Iran.  Further, we note that your website offers hotel reservation services for Sudan, and that your Booking.com website offers hotel reservation services for Syria and car rental reservation services for Iran and Sudan.  Cuba, Iran, Sudan & Syria are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls.  Your Form 10-K does not include information regarding contact with those countries.

Please describe to us your past, current and anticipated contacts with Cuba, Iran, Sudan and Syria, whether through subsidiaries, affiliates, or other direct or indirect arrangements, since the fiscal year ended January 30, 2008 [sic, recte December 31, 2008]. Your response should describe the services you have provided, directly or indirectly, pertaining to Cuba, Iran, Sudan and Syria.  You should also describe any agreements, commercial arrangements, or other contacts you have had with the governments of the referenced countries or entities controlled by them.

RESPONSE:

With respect to Cuba, neither The Priceline Group, nor any of the Priceline Group Companies, is aware of any transactions, agreements, commercial arrangements or other contracts with Cuba, the Cuban government or purported Cuban nationals.  For the sake of clarification and specification, none of the Priceline Group Companies sold or facilitated the sale of, or anticipate the future sale or facilitation of sale of, any travel products (i) located in Cuba; or (ii) to known nationals of Cuba.  Accordingly, the balance of this response letter addresses contacts with the remaining countries listed above:  Iran, Sudan and Syria.

Furthermore, neither The Priceline Group nor any of the Priceline Group Companies is aware of nor anticipate any agreements, commercial arrangements, or other contacts with the governments of Iran, Sudan and Syria or entities controlled by them.

January 31, 2012

As stated above, the Priceline Group Companies and their websites facilitate travel transactions to users across the globe.  As such, during the Response Period, (i) certain non-U.S. Priceline Group Company websites have been accepting and facilitating travel reservations from purported1 residents of Iran, Sudan and Syria and (ii) certain non-U.S. Priceline Group Companies have either offered and/or facilitated the sale of travel services in Iran, Sudan & Syria. The facts and details concerning these contacts are specified below relating to hotel and rental car reservation services.

The Priceline Group Companies also maintain certain intellectual property or domain name registrations in Cuba, Iran, Sudan and Syria, principally to prevent their use by unauthorized third parties, and may also retain the services of local agents for that purpose.  The fees associated with these activities are minimal, amounting to less than $1,000 per year.

In the following discussion, the term “agency” model is used for sites that collect the reservation information from a customer, pass this information on to a provider (either a hotel or rental car company), and collect a commission from the provider after the customer has completed his/her transaction and payment to the vendor has been confirmed.  The term “merchant” model is used where a Priceline Group Company is the merchant of record for the transaction and charges the customer’s credit card for both the underlying net rate and a service fee and tax recovery charge (an amount to cover taxes that are anticipated to be charged by the provider).  In those transactions, the Priceline Group Company pays the provider the net rate plus taxes on the net rate and retains the margin and service fee as compensation.

1.                                    HOTEL RESERVATIONS

By way of background, Booking.com B.V., a company formed under the laws of the Netherlands (sometimes referred to in this letter as “Booking.com”) operating through its www.booking.com and affiliated websites, facilitates hotel reservations (not air, rental car, cruise or vacation package transactions) through an “agency” model.  Agoda Company Pte. Limited, a company formed under the laws of Singapore (sometimes referred to in this letter as “Agoda”), which operates the Agoda.com website and other affiliated websites, facilitates hotel reservations through primarily the “merchant” model.

1  We refer to “purported” residents throughout this letter because, while customers may select any of Iran, Sudan or Syria from a “drop down” box on our websites when providing credit card billing address information or in the case of www.agoda.com, a customer’s nationality, during a booking, none of our companies verifies that the customer is indeed a resident or national of that country.

January 31, 2012

a.             Facilitation of Bookings at Hotels Located in Iran, Sudan or Syria

During the Response Period, none of the Priceline Group Companies contracted with hotels located in Iran or Sudan and, as a result, did not facilitate any Iranian or Sudanese hotel bookings for customers.   Information related to bookings at Syrian hotels during the Response Period is set forth in the table below.  Please note that The Priceline Group is not aware of any bookings at Syrian hotels during calendar year 2009.  With regard to 2011 gross bookings and revenue figures for The Priceline Group, we have presented only figures that comprise the first three quarters of 2011 as our fourth quarter results will not be made public until our earnings release currently scheduled for late February 2012.

HOTEL BOOKINGS IN SYRIA	2010	2011
Hotel bookings at Syrian hotels (the “Syrian Hotel Bookings”)	1,685	2,294
Total Gross Bookings for the Syrian Hotel Bookings	$800,000	$600,000
Revenue realized (net of 3rd party marketing payments) from the Syrian Hotel Bookings	$100,000	$100,000
Total Gross Bookings for The Priceline Group	$13.6 billion	$16.7 billion[2]
Revenue for The Priceline Group	$3.1 billion	$3.4 billion[3]

NOTE (i):   All country specific monetary amounts above are expressed in US dollars, to the nearest $100,000, and were converted from foreign currency denominations using YTD average exchange rates.

NOTE (ii):   All The Priceline Group monetary amounts above are expressed in US dollars, to the nearest $100,000,000.

b.            Bookings by Purported Iranian, Sudanese or Syrian Residents

During the Response Period, certain non-U.S. Priceline Group Companies facilitated hotel bookings by purported residents of Iran, Sudan or Syria.  The chart below provides an itemized summary of the number of bookings (net of cancellations) by year, the gross booking value of those transactions, the net commission or revenue collected by the non-U.S. Priceline Group Companies from those transactions, as compared to the total gross bookings and revenue for The Priceline Group.

2  2011 Gross Bookings is for the nine months ended September 30, 2011.

3  2011 Revenue is for the nine months ended September 30, 2011.

January 31, 2012

HOTEL BOOKINGS BY PURPORTED RESIDENTS OF SYRIA, IRAN, SUDAN	2009	2010	2011

Hotel bookings by purported Syrian residents (the “Syrian Resident Bookings”)	1,704	3,486	4,422

Total Gross Bookings for the Syrian Resident Bookings	$1,000,000	$2,000,000	$2,500,000

Revenue realized (net of 3rd party marketing payments) from the Syrian Resident Bookings	$100,000	$300,000	$300,000

Hotel bookings by purported Iranian residents (the “Iranian Resident Bookings”)	6,181	11,996	18,225

Total Gross Bookings for the Iranian Resident Bookings	$3,600,000	$7,300,000	$11,900,000

Revenue realized (net of 3rd party marketing payments) from the Iranian Resident Bookings	$500,000	$1,200,000	$1,600,000

Hotel bookings by purported Sudanese residents (the “Sudanese Resident Bookings”)	516	1,043	1,912

Total Gross Bookings for the Sudanese Resident Bookings	$300,000	$600,000	$2,900,000

Revenue realized (net of 3rd party marketing payments) from the Sudanese Resident Bookings	*	$100,000	$200,000

Total Gross Bookings for The Priceline Group	$9.3 billion	$13.6 billion	$16.7 billion[4]

Revenue for The Priceline Group	$2.3 billion	$3.1 billion	$3.4 billion[5]

4  2011 Gross Bookings is for the nine months ended September 30, 2011.

5  2011 Revenue is for the nine months ended September 30, 2011.

January 31, 2012

NOTE (i):  All monetary amounts above are expressed in US dollars, to the nearest $100,000, and were converted from foreign currency denominations using year-end exchange rates.

NOTE (ii): All The Priceline Group monetary amounts above are expressed in US dollars, to the nearest $100,000,000.

NOTE (iii): * denotes amounts of $50,000 or less.

2.                                    RENTAL CAR RESERVATIONS

TravelJigsaw Limited, a company formed under the laws of the United Kingdom (sometimes referred to in this letter as “TravelJigsaw”) operating primarily through its www.carhire3000.com and rentalcars.com websites and other affiliated websites, facilitates rental car transactions through both the “merchant” and “agency” models.

a.             Facilitation of Bookings of Rental Car Services in Iran, Sudan or Syria

During the Response Period, following its acquisition by The Priceline Group, TravelJigsaw Limited did not facilitate rental car bookings in Syria.  For a limited period of time in 2011, TravelJigsaw offered car rental services in Iran (Tehran) and Sudan (Port Sudan and Khartoum) through a master agreement with a French rental car supplier but did not consummate any bookings in either of these countries.

b.            Bookings by Purported Iranian, Sudanese or Syrian Residents

During the Response Period, following its acquisition by The Priceline Group, TravelJigsaw Limited facilitated rental car bookings by purported residents of Iran, Sudan or Syria.  Below is a breakdown of the number of rental car bookings (net of cancellations) by purported residents of these countries by year and the gross booking value of those transactions, the net commission or revenue collected by TravelJigsaw Limited from those transactions, as compared to the total gross bookings and revenue for The Priceline Group respectively:

CAR RENTAL BOOKINGS BY PURPORTED RESIDENTS OF SYRIA, IRAN, SUDAN	May 18 – December 31, 2010	2011
Rental car bookings by purported Syrian residents (the “Syrian Resident Rental Car	2	2

January 31, 2012

Bookings”)

Total Gross Bookings for the Syrian Resident Rental Car Bookings	*	*

Revenue realized (net of 3rd party marketing payments) from the Syrian Resident Rental Car Bookings	*	*

Rental car bookings by purported Iranian residents (the “Iranian Resident Rental Car Bookings”)	25	15

Total Gross Bookings for the Iranian Resident Rental Car Bookings	*	*

Revenue realized (net of 3rd party marketing payments) from the Iranian Resident Rental Car Bookings	*	*

Rental car bookings by purported Sudanese residents (the “Sudanese Resident Rental Car Bookings”)	4	2

Total Gross Bookings for the Sudanese Resident Rental Car Bookings	*	*

Revenue realized (net of 3rd party marketing payments) from the Sudanese Resident Rental Car Bookings	*	*

Total Gross Bookings for The Priceline Group	$13.6 billion	$16.7 billion[6]

Revenue for The Priceline Group	$3.1 billion	$3.4 billion[7]

6  2011 Gross Bookings is for the nine months ended September 30, 2011.

7  2011 Revenue is for the nine months ended September 30, 2011.

January 31, 2012

NOTE (i):  All monetary amounts above are expressed in US dollars, to the nearest $100,000, and were converted from foreign currency denominations using year-end exchange rates.

NOTE: (ii) All The Priceline Group monetary amounts above are expressed in US dollars, to the nearest $100,000,000.

NOTE (iii): * denotes amounts of $50,000 or less.

COMMENT TWO:

Please discuss the materiality of your business or other contacts with Cuba, Iran, Sudan, and Syria, described in response to the foregoing comment, and whether they constitute a material investment risk to your security holders.  You should address materiality in quantitative terms, including the approximate dollar amount of revenues, assets and/or liabilities associated with each of the referenced countries since the fiscal year ended January 30, 2008 [sic, recte December 31, 2008].  Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value.  Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S. designated state sponsors of terrorism.  Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have business with Cuba, Iran, Sudan, or Syria.

The aggregate sum of gross bookings and revenues derived from the bookings described above by purported Iranian residents and/or nationals during the Response Period is approximately $22.8 million and $3.3 million respectively; by purported Syrian residents and/or nationals and hotels during the Response Period is approximately $6.9 million and $900,000 respectively; and by purported Sudanese residents and/or nationals during the Response Period is approximately $3.8 million and $300,000 respectively.  The total gross bookings and revenues derived from these activities during the Response Period is approximately $33.5 million and $4.5 million respectively.

In sum, the aggregate gross bookings and revenues during the Response Period derived from travel services to purported Iranian, Sudanese and Syria residents and/or nationals when compared to total consolidated Priceline Group gross bookings during the Response Period of $39.6588 billion and revenue of $8.7889 billion clearly are not quantitatively material to The Priceline Group.  As a percentage of total Priceline Group Gross Bookings and total Priceline Group Revenue during the Response Period, the activities described above represent approximately 0.084% and 0.051% respectively.

8  2011 Gross Bookings is for the nine months ended September 30, 2011.

9  2011 Revenue is for the nine months ended September 30, 2011.

January 31, 2012

Regarding our future or anticipated contacts with the aforementioned countries, we currently have no specific plans to change the travel services made available by Booking.com B.V., Agoda Company Pte. Limited and TravelJigsaw Limited for outbound travel by purported Iranian, Syrian or Sudanese residents or inbound travel to hotels or the provision of rental car services located in those countries.

We remain aware of the U.S. export and reexport controls and economic sanctions in effect against Iran, Sudan and Syria and note that the facilitation of travel by Iranian, Sudanese or Syrian residents is not prohibited or restricted under U.S. laws and regulations.  In addition, the fact that hotel travel services are available through our websites to persons who give billing addresses located in Iran, Sudan or Syria is publicly visible on our websites, and The Priceline Group is not aware of any indication that the availability of such hotel travel services through our websites has affected investor sentiment, our reputation, or share value.  Accordingly, The Priceline Group does not believe that these qualitative factors affect the quantitative materiality analysis provided above or would be material to an investor in making an investment decision.

The Priceline Group acknowledges that:

•      it is responsible for the adequacy and accuracy of the disclosure in its filings;

•      staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to any filing; and

•      The Priceline Group may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at 203-299-8398 should you or your staff have any questions or require further information.

Very truly yours,

/s/ Peter J. Millones

Peter J. Millones

cc:                               Mara Ransom, Division of Corporation Finance